EXHIBIT 35.1

ANNUAL SERVICER’S COMPLIANCE CERTIFICATE

I, Kim Taylor, certify that:

(a)
A review of The Huntington National Bank’s activities and of its performance under the Servicing Agreement, dated as of November 30, 2016 (the “Servicing Agreement”), by and among, Huntington Auto Trust 2016-1 (the “Issuing Entity”), The Huntington National Bank, as Servicer, (in such capacity, the “Servicer”), and Wells Fargo Bank, as indenture trustee (the “Indenture Trustee”), during the year ended December 2018 has been made under my supervision.

(b)	To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects, throughout the aforementioned period.

By:     /s/ Kim Taylor
Name:     Kim Taylor
Title:     Senior Vice President, The Huntington National Bank

Date: March 14, 2019